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March 29, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Craig Arakawa
Myra Moosariparambil

Re:	Canada Goose Holdings Inc.
Form 20-F for the Fiscal Year ended March 31, 2017
Filed June 6, 2017
File No. 001-38027
SEC Comment Letter dated March 20, 2018

Ladies and Gentlemen:

On behalf of Canada Goose Holdings Inc. (the “Company”), we are responding to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated March 20, 2018 (the “Comment Letter”).

The Staff’s comment as reflected in the Comment Letter is reproduced in italics in this letter, and the corresponding response of the Company is shown below the comment.

Securities and Exchange Commission

Division of Corporation Finance

March 29, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016, page 58

1.	We note your total unallocated corporate expense increased $49.9 million, however you only explain $26.2 million of this change is due to $10 million of IPO related transaction costs, $10.3 million of management fees including the termination fee paid in connection with the IPO and $5.9 million of share based compensation. Please revise to ensure your analysis addresses the full change in the amount period over period. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Response to Comment 1:

The Company acknowledges the Staff’s comment and has considered Item 303(a)(3) of Regulation S-K and the guidance in SEC Release No. 33-8350. In response to the Staff’s comment, the Company supplementally advises the staff of the following information regarding the full change in the amount of unallocated corporate expense period over period:

Unallocated corporate expenses in fiscal 2017 increased by $49.9 million, and includes $10.0 million of IPO related transaction costs, $10.3 million of management fees including the termination fee paid in connection with our IPO and $5.9 million of share based compensation. The remaining increase of $23.7 million was primarily attributable both to additional headcount at our corporate headquarters to support our growth and to branding and marketing initiatives as we expanded our eCommerce footprint with openings in the UK and France, and opened two retail stores in North America. As the Company continues to grow, we expect marketing expenses to remain consistent as a percentage of sales, while our supporting administrative costs will increase on an absolute basis, but decrease as a percentage of sales.

In response to the Staff’s comment, the Company undertakes to include additional analysis similar to the analysis supplementally provided above in its future filing to address the full change in unallocated corporate expense from period to period.

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Securities and Exchange Commission

Division of Corporation Finance

March 29, 2018

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments about this letter or need any further information, please call Rachel Phillips at (212) 841-8857 or the undersigned at (415) 315-2355.

Very truly yours,

/s/ Thomas Holden
Thomas Holden

cc: John Black, Neil Bowden, David Forrest